

May 28, 2024

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Goldman Sachs Bank USA
SBSE-A/A Summary of changes:

In order to assist with the review process of Goldman Sachs Bank USA's Form SBSE-A/A, please see
below for the summary of changes made on May 28, 2024:

- Removed Philip Rafael Berlinski as Chief Executive Office/Director under Schedule A
- Updated John Peter Manzi from Chief Financial Officer to Chief Executive Officer/Director under Schedule A
- Added Elizabeth Anne Overbay as Chief Financial Officer under Schedule A

Sincerely,

Goldman Sachs Bank USA